INVEST IN **CAREVERSE™ AI — POWERED BY CARE ACCESS PBC.**

ONE GLOBAL PLACE FOR ALL THINGS CARE - CAREVERSE™


careverse
Powered By Care Access PBC.

careaccesspbc.com Washington, DC

Highlights

1. CAREVERSE™ centralizes care options and facts for clear and informed decisions
2. Global integrations, tech and data partnerships make us a unique platform for care access
3. CAREVERSE™ enhances provider efficiency via automation, analytical insights, and vast global reach
4. We provide an exhaustive global repository of medications, care options, and products
5. Our AI system listens, reasons, and guides — ensuring optimal care selection for each individual
6. A distinguished team of AI and healthcare innovators propels CAREVERSE™ global platform
7. We represent a foundational AI for the $25 trillion global care economy, primed for innovation
8. We established and self-funded our operational platform prior to seeking external capital

Featured Investor



Scott McNally
Syndicate Lead

Follow

Invested $25,000

Hi. I am a business owner/seller, an accredited investor, have a MS in IT from U of Colorado, avid sports and live music fan, and love investing in solid start ups!

"As an early lead investor, I evaluated Careverse with attention to its mission, platform, design, and long-term relevance. Careverse offers a practical and thoughtful approach to improving access to care by bringing together intelligent technology, trusted provider networks, and a user-first experience. The platform addresses real fragmentation and inefficiencies in how care is discovered, coordinated, and delivered. With a clear vision and disciplined execution, Careverse is positioned to become a meaningful part of the global care ecosystem over time.
Careverse is redefining how care is accessed worldwide. By combining AI-powered navigation, trusted provider networks, and patient-first design, Careverse removes friction, confusion, and delay from healthcare decisions. It empowers individuals, providers, and organizations to connect faster, act smarter, and deliver care where it matters most - anywhere in the world."

Team



Alex Shchekin   FOUNDER, CEO

A passionate builder with a track record across tech, logistics, media, and nonprofit innovation—bringing bold ideas to life, scaling fast-moving ventures, and solving complex challenges with energy, creativity, and relentless execution.

linkedin.com



Brian Jaques   HEAD OF PRODUCT

Experienced in strategy, workforce analytics, and tech deployment, Brian blends public-sector insight with cutting-edge solutions like quantum, ERP optimization, and systems leadership to drive innovation, efficiency, and impactful results.



Max Zakopailov   CHIEF ARCHITECT - HEAD OF PLATFORM

Max Zakopailov is a seasoned engineering leader with 13+ years in mobile gaming and tech startups. As CTO at Liloshop.io and co-founder of uniQore, he's led teams, built scalable systems, and driven hands-on product and technical innovation.



Enric Grau-Luque, PhD   HEAD OF DATA SCIENCE

Enric Grau-Luque, PhD, integrates AI and ML with advanced spectroscopic research for photovoltaics. He is passionate about open-source science, with projects like spectrapepper and pudu, making AI-driven materials research accessible and reproducible.



Dr. Abby Berens   CHIEF MEDICAL OFFICER

Past President, Broward County Medical Association Specialist in Dermatologic & Cosmetic Laser Surgery Recognized Fellow of the American Academy of Family Physicians. Proven leader in regional medical governance and professional development.



Brooke Bonk   HEAD OF BRANDING

A strategic powerhouse who transformed Fortune 500 marketing performance and drove 50%+ YoY growth for global CPG brands. Masters complex challenges with data-driven precision and consistently delivers breakthrough results.



Joey Hamer   HEAD OF GROWTH



A transformative growth leader who scaled AI solutions to 60K+ users and drove enterprise ROI from 9x to 40x+ at major tech companies (Oracle, Mediaocean). AI strategy, automation, and human-centered design with a passion for wellness.



Kevin Krasovic HEAD OF FINANCE

Kevin has spent 25 years in finance across venture capital, private equity and M&A. His passion is to help startups realize their growth stories. He was part of the senior team that sold Cortera (SaaS financial data provider) to Moody's in 2021.

Invest in the CAREVERSE™ - AI Infrastructure That Finally Makes Care Accessible to All


The Global Crisis
A Macro View
Healthcare information is scattered across 700+ health apps.
Digital Fragmentation
28.9M Americans are uninsured, while 43.4M are underinsured with high deductables.
Access Barriers
15.5M missed appointments cost the system $150B annually.
Transportation Crisis
Healthcare access failures cost US economy $847B annually.
Economic Impact

Why Getting Care Feels Impossible

Getting care today costs too much, takes too long, and leaves people lost in endless confusion. Families wait weeks for appointments, providers are buried in paperwork, and many give up because they don't know what's real or where to turn. Everyone knows digital tools *could* make care better — but until now, nothing has delivered real change. The system is still fragmented, outdated, and untrustworthy.

The next wave of change won't come from adding more disconnected pieces, but from assemblers — those who bring everything together to finally work. That's what CAREVERSE™ sets out to provide: real, tangible change. One global place where every kind of care is made simple, intelligent, and accessible for everyone.

This Isn't Potential | This Is Real Change For Care!

"The world doesn't need more pieces.
It needs assemblers. It needs Careverse.ai."

The Core Challenges We Address:
Gaps In Access, Affordability, And Trust That Block Real Care For Everyone

For too many people, getting care feels impossible. It's too expensive, takes too long, and is hard to trust. Families spend hours searching online, bouncing between apps, waiting on hold, and often give up without answers. Providers want to help, but they're buried in paperwork and forced to pay for overpriced ads just to be seen. The result? People go without the care they need — whether it's a doctor, a therapist, a vet for their dog, or simply help with daily essentials. **We address these Core Challenges: Gaps in access, affordability, and trust that block real care for everyone.**



Cost & Affordability Barriers

- In 2022, over 1 in 4 U.S. adults (28%) delayed or skipped medical care, prescriptions, mental health care, or dental care due to cost. Around 15% specifically forgo medical or mental health services because of expense.

The Australian; *The New Yorker*; *Rural Health Information Hub*; *Health System Tracker*

- In the U.S., 30 million people still lack health insurance. Being uninsured—or even underinsured—is strongly linked with higher mortality and worse health outcomes.

Wikipedia

- A Gallup survey found that 25% of adults in 2019 (up from 12% in 2003) reported delaying treatment for serious medical issues due to cost—33% reported delaying any kind of medical care.

New York Post



Wait Times & Complexity Fatigue

- Nearly 40% of patients abandon their prescriptions when confronted with prior authorization hurdles. Meanwhile, 93% of doctors say these delays lead to negative patient outcomes—and over one third report serious complications or hospitalizations.

healthdatamanagement.com

- In a national survey, over 40% of Americans experienced "longer than reasonable" waits for care, and nearly half of them gave up seeking an appointment altogether.

adults cost. Around 15% specifically forgo medical or mental health services because of expense.

The Australian; The New Yorker; Rural Health Information Hub; Health System Tracker

- In the U.S., 30 million people still lack health insurance. Being uninsured—or even underinsured—is strongly linked with higher mortality and worse health outcomes.

Wikipedia

- A Gallup survey found that 25% of adults in 2019 (up from 12% in 2003) reported delaying treatment for serious medical issues due to cost—33% reported delaying any kind of medical care.

New York Post



Wait Times & Complexity Fatigue

- Nearly 40% of patients abandon their prescriptions when confronted with prior authorization hurdles. Meanwhile, 93% of doctors say these delays lead to negative patient outcomes—and over one third report serious complications or hospitalizations.

healthdatamanagement.com

- In a national survey, over 40% of Americans experienced "longer than reasonable" waits for care, and nearly half of them gave up seeking an appointment altogether.

When We Say Care, We Mean All Of It:

✚ Healthcare
Doctors, Hospitals, Medicine, Telehealth

Personal Care
Mental Health, Wellness, Fitness, Beauty

Family Care
Child Care, Elder Care, Home Support

Pet Care
Dogs, Cats, & All Pets: Vets, Treatments, Nutrition, Emergency Help

Emergency Help

Daily Care

Pharmacy, Food, Transport, & Essentials

And across every type of care, the problems are the same:

Broken Health Data

Patient records are scattered across hospitals, clinics, apps, causing gaps, mistakes, and billions of dollars wasted.

Overworked Providers

As office staff spend more time on paperwork than patients, their burnout means errors, less care, and longer waits.

Sky-High Costs

Access failures cost the U.S. nearly $850B/year; delayed visits spiral into emergencies.

Endless Waits

Patients with needs now often have to wait weeks or months for scans and appointments — delays that cost lives.

A Maze to Navigate

People spend hours searching and juggling apps; many give up entirely.

No Ride, No Care

Millions miss appointments without transport, costing the system $150B/year.

Language Barriers

Misunderstandings can lead to misdiagnoses, medication errors, and dangerous delays.

Risky AI

Today's "health AI" is biased, inaccurate, and often deepens inequalities instead of fixing them.



Evidence-Based Breakdown

Broken Health Data

Fragmented health records lead to errors costing the U.S. healthcare system massive amounts. For instance, medical data errors alone can cost providers up to $20 million per year, and dirty data totals over $300 billion annually nationwide.

HealthLeaders Media; **WinPure**

Overworked Providers

Doctors spend nearly two hours on paperwork for every hour with patients, contributing significantly to burnout.

TIME

Sky-High Costs

Approximately $600–$850 billion per year—about one-third of U.S. healthcare spending—is wasted due to inefficiency, fraud, care fragmentation, and administrative excess.

HealthLeaders Media; **Wikipedia**

No-Ride, No Care

Missed appointments cost the U.S. healthcare system up to $150 billion annually, largely driven by transportation barriers.

TransLoc; **Curogram**; **Medical Transportation Access Coalition**

Risks from Data Silos

Lack of interoperable health systems is estimated to cost over $30 billion per year in the U.S.

MDPI

Summary

 **Fragmented Health Data**

$20M in provider errors and $300B in dirty data-related waste.

 **Provider Burnout**

Twice as much time on paperwork as with patients, fueling errors and burnout.

 **Healthcare Waste**

$600 - $850B lost annually through inefficiencies and administrative excess.

 **Missed Appointments**

$150B lost each year because patients can't get to care.



$150B lost each year because patients can't get to care.

System Silos

$30B lost due to lack of interoperability and fragmented systems.



Global Reach

These failures are not unique to the U.S.; care gaps, delays, and inequities affect billions worldwide.

The result? A World Where Care Is Abundant But Inaccessible

Let's Talk About the **Real** Cost of Care

Do you think providers — already overloaded with paperwork, information management, and daily admin — should also be paying enormous amounts of money just to tell you what they do?

Think about this:

1. **Healthcare marketing spending**: The U.S. health industry spends about **$30 billion annually** on advertising and promotions. **Reuters**; **AP News**; **EMARKETER**
2. **Independent practices**: Around **62% of practices allocate 1–5% of their gross revenue** to marketing. **Tebra**
3. **Typical clinic budgets**: The average medical practice spends approximately **$1,371 per month** on marketing (~$16,000/year). **trackablemed.com**
4. **Digital ad costs**: Primary care clinics spend around **$600–$1,300 per month** on Google Ads alone. **SocialClimb**
5. **Veterinary clinics**: Most veterinary hospitals are advised to spend about **1% of revenue**, with recommendations up to **2–3%** for growth. **ksmcpa.com**; **DVM Elite**

All of that time, effort, and cost doesn't vanish—it gets passed right back to you. That's why care—like a therapy session, a check-up, or even a vet visit—feels so expensive.

Care costs more — not just because of insurance or inefficiencies, but because providers are trapped in an overpriced advertising and information-management game.

1. **Global Advertising Waste** – The global healthcare advertising market is projected to reach **$44.56 billion in 2025**, growing to **$67.87 billion by 2033**. **Market Data Forecast**; **Health Union**
2. **Rising Digital Spend** – Digital dominates healthcare ad budgets, with over **72% allocated online** as patient expectations shift toward immediate visibility and accessibility. **Digital Silk**

3. **Online Advertising Growth** – The global online healthcare ad sector is valued at **$24.56 billion in 2024** and is set to more than double by 2030, growing at a **CAGR of 14.2%**. **Grand View Research**

4. **Global Scale of Care** – The worldwide healthcare provider market is projected to reach **$11.5 trillion by 2033**, highlighting both the scale and economic strain of care delivery. **ihealthcareanalyst.com**

5. **Marketing Staples** – Across sectors, digital ad spending continues to surge, with healthcare-specific ad agencies like IPG Health confirming resilient marketing investment. **Reuters**


careverse
Sign In
Get Started
careverse
every kind of care
made simple and accessible
for all people, anywhere in the world.
Ask anything...
Join millions of patients finding verified providers worldwide
Welcome to the careverse
Whatever your care need is, we got you covered. From healthcare and petcare to medspas, we'll connect you to a verified provider, no matter your location or
Already have an account?
Sign In & Get Care Now
New to careverse?
BONJOU

The World Doesn't Need More Apps. It Needs One Place For Care. That's Careverse™: Global, Instant, Free.

The Solution: The **"An Operating System"** for Global Care Services

We are not building another app; we are building the intelligent infrastructure that makes care work. The Careverse is designed to act as the single, intelligent, foundational layer that the entire global care economy can plug into. We are the "missing layer" in the fragmented global care economy, unifying its disparate elements.